Mail Stop 4561

April 2, 2009

Mr. Rodney E. Schwatken
Chief Financial Officer
NovaStar Financial, Inc.
2114 Central Street, Suite 600
Kansas City, MO 64108

   Re: **NovaStar Financial, Inc.**
     Form 10-K for the Year Ended December 31, 2007
     Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008
     File No. 1-13533

Dear Mr. Schwatken:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Jessica Barberich
        Assistant Chief Accountant